Filed pursuant to Rule 424(b)(3)

Registration No. 333-237607

Prospectus Supplement No. 1

(to Prospectus dated April 17, 2020)

4,331,103 Shares of Common Stock

This prospectus supplement supplements the prospectus dated April 17, 2020 relating to the resale by the selling stockholders of up to 4,331,103 shares of our common stock that are issuable upon the exercise of certain outstanding warrants, or the warrants, to purchase shares of our common stock, or the warrant shares.

Our common stock is listed on The Nasdaq Capital Market under the ticker symbol “OTLK.” On May 28, 2020, the last reported sale price per share of our common stock was $1.01 per share.

You should read this prospectus supplement, together with the related prospectus and the additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.

This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 29, 2020.

The information set forth in the following table modifies and supplements the information set forth in the table appearing under the heading "Selling Stockholders" in the related prospectus to correct typographical errors in the disclosures in the table pertaining to two of the selling stockholders. The information is based on information provided to us by or on behalf of the selling stockholders on or prior to April 17, 2020 and has not been independently verified by us. Since the date on which each selling stockholder identified below provided this information, any of these selling stockholders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to the prospectus to which this prospectus supplement relates. The selling stockholders may from time to time offer and sell pursuant to the prospectus or supplements thereto any or all of the securities. Because the selling stockholders are not obligated to sell securities, we cannot estimate how many shares of common stock the selling stockholders will hold upon consummation of any such sales. Information about other selling stockholders, if any, will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.

			Beneficial Ownership After this Offering (1)
Name	Shares of Common Stock Beneficially Owned Prior to this Offering	Shares of Common Stock Offered Hereby	Number of Shares	%
Intracoastal Capital, LLC (2)	500,934	452,756	48,178	*
Rosalind Master Fund L.P. (3)	738,189	246,063	492,126	*
Armistice Capital Master Fund Ltd. (4)	3,271,232	1,476,378	1,794,854	2.0%
Sabby Volatility Warrant Master Fund, Ltd. (5)	4,595,596	1,476,378	3,119,218	3.4%
Noam Rubinstein (6)(7)	315,183	315,183	0	*
Craig Schwabe (6)(8)	17,951	17,951	0	*
Michael Vasinkevich (6)(9)	341,075	341,075	0	*
Charles Worthman (6)(10)	5,319	5,319	0	*

_____________________________

* (1)

Less than one percent

Assumes the exercise in full of the warrants and sale of all warrant shares registered pursuant to this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(2)	Before offering includes (i) 45,678 shares of common stock, (ii) other warrants to purchase 2,500 shares of common stock, and (iii) purchase warrants to purchase 452,756 shares of common stock, all of which are held directly by Intracoastal Capital, LLC (“Intracoastal”). Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to beneficially own the securities held by Intracoastal. The address of each of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The address of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.
(3)	Before offering includes (i) 492,126 shares of common stock and (ii) purchase warrants to purchase 246,063 shares of common stock, all of which are held directly by Rosalind Master Fund L.P. (“Rosalind Fund”). Mr. Steven Salamon is the Portfolio Manager and President of Rosalind Advisors, Inc., which is the investment advisor of Rosalind Fund. As a result, Mr. Salamon may be deemed to beneficially own the securities held by Rosalind Fund. The address of each of Rosalind Fund, Rosalind Advisors, Inc. and Mr. Salamon is c/o TD Waterhouse, 77 Bloor Street West, 3rd Floor, Toronto, ON M5S 1M2, Canada.
(4)	Before offering includes (i) 1,794,854 shares of common stock and (ii) purchase warrants to purchase 1,476,378 shares of common stock, all of which are held directly by Armistice Capital Master Fund Ltd. (“Armistice Fund”). Steven Boyd is the Managing Member of Armistice Capital, LLC, which acts as the investment manager of Armistice Fund. As a result, Mr. Boyd may be deemed to beneficially own the securities held by Armistice Fund. The address of Armistice Fund is c/o dms Corporate Services ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands, and the address of each of Armistice Capital LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, NY 10022.
(5)	Before offering includes (i) 3,104,349 shares of common stock, (ii) purchase warrants to purchase 1,476,378 shares of common stock and (iii) other warrants to purchase 14,869 shares of common stock, all of which are held directly by Sabby Volatility Warrant Master Fund, Ltd. (“SVWMF”). Hal Mintz is the manager of Sabby Management, LLC, which acts as the investment manager of SVWMF. As a result, Mr. Mintz may be deemed to beneficially own the securities held by SVWMF. The address of each of SVWMF, Sabby Management LLC and Mr. Mintz is c/o Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458.
(6)	The selling stockholder is an affiliate of a registered broker-dealer.
(7)	Before the offering includes (i) purchase warrants to purchase 147,638 shares of common stock and (ii) placement agent warrants to purchase 167,545 shares of common stock. The address of Mr. Rubinstein is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10022.
(8)	Before the offering reflects placement agent warrants to purchase 17,951 shares of common stock. The address of Mr. Schwabe is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10022.
(9)	Before the offering reflects placement agent warrants to purchase 341,075 shares of common stock. The address of Mr. Vasinkevich is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10022.
(10)	Before the offering reflects placement agent warrants to purchase 5,319 shares of common stock. The address of Mr. Worthman is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10022.